SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: February 17, 2015

Company Contact:
Kelly LeBlanc
VP of Marketing for 6WIND
Phone: +1 (408) 508-6732
kelly.leblanc@6wind.com

6WIND and EZchip Enable NGI’s Ultra-broadband Internet Services

6WINDGate Software with TILE-Gx Processors Accelerate Time to Market for Wireless Access

Santa Clara, CA, February 17, 2015 - 6WIND, a high-performance software company, today announced its partnership with EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in high-performance processing solutions for networking, and NGI SpA, a leading Internet Service Provider based in Italy, to build a high performance routing platform. NGI delivers ultra-broadband wireless Internet access via “EOLO”, its wholly owned wireless network, and was in need of industry-proven innovative technology for its next-generation network architecture. NGI selected 6WINDGate™ packet processing software and EZchip’s TILE-Gx multicore processors (from EZchip’s recent acquisition of Tilera) to build a custom Software-Defined Network (SDN) appliance, which will enable quick delivery of Internet access to its customers.

Building a Software-defined Nationwide Wireless Network

To ensure continuous growth and scalability to its “EOLO” wireless network, NGI decided to engineer an SDN appliance, tailor-made to its own requirements. This technology will also enable the company to expand its network to four new Italian regions that are lagging behind the EU schedule for broadband Internet availability. NGI plans to deploy an SDN appliance at each of the existing radio towers spread across Northern and Central Italy, while thousands of new towers will continue to be built over the coming years. NGI selected EZchip’s TILE-Gx 72-core processors and 6WINDGate packet processing software to reduce the time to market in building its high quality network by providing ready-to-use networking software with the right feature set and performance, including data, control and management planes.

In NGI’s redundant and distributed architecture, 6WINDGate provides fast userspace services directly on the network edge (i.e., radio towers) such as PPPoE termination, routing and L2/L3 QoS. Additionally, 6WIND enabled NGI to provide application-aware QoS with a userspace-optimized version of Open vSwitch. OpenFlow is also leveraged to allow for a centralized management system, integrated in NGI’s existing management interface thanks to 6WINDGate’s XML-based management plane. 6WINDGate high performance networking software is running on top of TILE-Gx, leveraging TILE-Gx’s unprecedented core-count of up to 72 cores per chip and unmatched per-watt performance.

“The time has come for software to dominate the Telco market,” said Giacomo Bernardi, CTO of NGI. “We selected 6WIND’s networking software with EZchip’s many-core processor after a year-long survey of existing solutions from world-class vendors. 6WIND and EZchip are the ground we will build and innovate on.”

February 17, 2015

“We are excited to work with 6WIND to deliver NGI the embedded technology it requires to extend its Internet services,” said Patrick Bisson, VP of product management for EZchip. “NGI leverages the combination of 6WIND’s comprehensive networking software and EZchip’s high-performance low-power multicore processors to extend its new base station deployments.”

“6WIND’s partnership with EZchip provides a significant advantage to customers who require industry proven networking technology with quality of service for next generation networks,” said Roland Rodriguez, VP of EMEA Sales and Operations for 6WIND. “As a result, NGI receives the benefit of a faster time to market to deliver high speed Internet services to its customers.”

About 6WIND

6WIND’s commercial software solves performance challenges for network vendors in telecom, enterprise and cloud infrastructure markets. The company’s packet processing software, accelerated virtual networking infrastructure and software appliances are optimized for cost-effective hardware running Linux with a choice of multicore processors to deliver a wide variety of networking and security protocols and features. By solving critical data plane performance challenges on multicore architectures, 6WIND enables a cost-effective value proposition, enabling the transition to the future with network functions virtualization (NFV). 6WIND is based near Paris, France with regional offices in China, Japan, South Korea and the United States. For more information, visit http://www.6wind.com.

About EZchip

EZchip is a fabless semiconductor company that provides high-performance data-path processing solutions for a wide range of applications for carrier, cloud and data center networks. EZchip’s broad portfolio of solutions includes network processors, multicore processors, intelligent network adapters and high-performance appliances with a comprehensive software ecosystem, that scale to terabit performance levels. EZchip's processing solutions excel at providing high performance and exceptional flexibility coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com.

EZchip Forward Looking Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the integration of Tilera’s business and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 27, 2014 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

2	February 17, 2015